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                      November 7, 2023

       Lei Chen
       Co-Chief Executive Officer
       PDD Holdings Inc.
       First Floor, 25 St Stephen   s Green
       Dublin 2, D02 XF99
       Ireland

                                                        Re: PDD Holdings Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-38591

       Dear Lei Chen:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Trade & Services